Hang Obi, Inc.



ANNUAL REPORT

22 King Street Apt 22

New York, NY 10014

(917) 590-5153

https://hangobi.com/

This Annual Report is dated March 28, 2023.

BUSINESS

Hang Obi, Inc. ("HANGOBI by Hang Obi, Inc." or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

Overview

We are a daily multivitamin in a can that tastes delicious, designed, and built to be consumed daily.

We operate in the overall ready-to-drink (canned with a 15-month shelf life, "RTD") beverage industry, within the "functional beverage" (drinks that have a health benefit) sub-category.

We have six beneficial plant-based ingredients in each can (versus an industry standard of one beneficial ingredient), that allow for balanced recovery and consistency.

Our brand is focused on convenient, transparent, and reliable nutrition by picking top, market-leading ingredients across adaptogens, amino acids, antioxidants, anti-inflammatories, and vitamin B complex (7 B-vitamins at 100% daily value).

We believe we are redefining daily health, making it simple and delicious.

We are designed to keep you performing your best, by giving your body the best ingredients.

Business Model

We sell physical beverages (12oz slim can) in 12 packs (cases) through our website, Amazon, and in retail.

We advertise through paid social media, user-generated content (daily posts), and the curation of a large community.

We drive online sales through partnerships, paid advertising spend, media postings, and company content creation.

We drive retail sales by partnering with sales brokers to help sell Hangobi into both independent locations, recognizable branded retail locations, and distributors. Additionally, our retail sales effort is supported by strong digital advertising to constantly drive brand awareness and retarget any retail customers that look up our brand in the store.

We plan to develop our business as an 80/20 retail/online split, with a focus on disrupting retail with our distinctive brand and differentiated product formulation.

Intellectual Property

We have a proprietary formula responsible for the makeup of our beverages and the high quality recovery that we present to our consumers, which protects our Company IP. "HANGOBI" is a trademark owned by Hang Obi, Inc. All IP is owned by the Company.

Previous Offerings

Previous Offerings
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Type of security sold: SAFE I Note

Final amount sold: $520,000.00

Use of proceeds: Start-up business costs including, research & development, legal formation, operations to launch our product, marketing costs to advertise our product, services costs to manage and ship our product to customers.

Date: May 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE II Note

Final amount sold: $100,000.00

Use of proceeds: Start up business costs including, research & development, legal formation, operations to launch our product, marketing costs to advertise our product, services costs to manage and ship our product to customers.

Date: August 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,000,000

Use of proceeds: Initial ownership grant to owning entity Bold Counselor Ventures ("BCV").

Date: November 02, 2021

Offering exemption relied upon: Initial subscription agreement related to creation of the entity

Hang Obi Inc.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results – 2022 Compared to 2021
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for the fiscal year 2021 was $0, flat from the compared to fiscal year 2020 revenue of $0. The Business did not have any business operations in 2020. The Company began commercially selling its products in February 2022.

Cost of Sales

The Company procured an inventory value of $152,549 after initial Research & Development spending to formulate the product. The Company held this inventory until sales began in February 2022.

Expenses

The Business began pre-revenue expenses in 2021 resulting in $115,767 expenses, with the payment for Research & Development, particularly the formulation of the company's beverages and the payment of inventory, standing as the primary expenses of 2021. On top of those primary product creation and procurement expenses, the Company paid operating consulting fees to manage the day to day working requirements. There were no expenses in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and has generated revenue since the financial statement review. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the business was founded in 2021, so there are no financial data for 2020, and the business launched sales activity in February 2022 (see financial reports for current YTD performance), so there will be no revenue in 2021. Past cash was primarily generated through equity investments because we were pre-revenue in 2021, but have generated revenue since our sales launch in February 2022. Our goal is to sell through our current inventory in Q3 and Q4 2022, use raised funds to invest in additional inventory, and target a Seed Round in the Summer of 2022.

The Company's historical cash flows are not representative of what is to be expected in the future because the Company did not launch sales in 2021, and therefore there was no revenue. In 2022, as indicative of our financial performance through June 2022, we believe we are well positioned to grow quickly in both retail and online. Further, we have revised our cost structure to reflect our current business focus, with the majority of our opportunity being in stores, with an already successful online launch.

Operating Results (copy and paste the information above and edit appropriately)

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $47,130.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
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Creditor: SAFE (I+II) Notes (convertible equity security, there is no maturity to this debt)

Amount Owed: $620,000.00

Interest Rate: 0.0%

Debt: American Express Business Line of Credit Loan: $32,000, 18 month amortization, 6% interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
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Name: Conrad Oberbeck

Conrad Oberbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chief Executive Officer

Dates of Service: December, 2020 - Present

Responsibilities: Responsible for day to day operations of the business, including managing fundraising, sales, operations, finance, and growth of the enterprise. Conrad does not receive a compensation.

Position: President

Dates of Service: December, 2020 - Present

Responsibilities: Maintains general supervision, direction, and control of the business and other officers of the corporation.

Position: Secretary

Dates of Service: December, 2020 - Present

Responsibilities: Keeps a book of minutes of all meetings and actions of directors, committees of directors, and stockholders.

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Board Member

Name: John Eric Oberbeck

John Eric Oberbeck's current primary role is with Maker Creative. John Eric Oberbeck currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chief Marketing Officer

Dates of Service: June, 2021 - Present

Responsibilities: Responsible for managing the brand, marketing materials, and overall vision for the growth of our brand presence in the marketplace. John Eric does not receive compensation.

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Maker Creative

Title: Creative Strategist

Dates of Service: September, 2012 - Present

Responsibilities: Building young brands into lasting businesses through strategic big ideas rooted in human truths.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
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Title of class: Common Stock

Stockholder Name: Bold Counselor Ventures

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Related Party Transactions
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Name of Entity: Chris Oberbeck

Relationship to Company: Family member

Nature / amount of interest in the transaction: $200,000

Material Terms: SAFE I Note Investment

Name of Entity: Elizabeth Birkelund

Relationship to Company: Family member

Nature / amount of interest in the transaction: $100,000

Material Terms: SAFE I Note investment

Name of Entity: Christian Oberbeck

Relationship to Company: Family member

Nature / amount of interest in the transaction: $25,000

Material Terms: SAFE I Note Investment

Name of Entity: August Oberbeck

Relationship to Company: Family member

Nature / amount of interest in the transaction: $25,000

Material Terms: SAFE I Note Investment

Name of Entity: John Eric Oberbeck

Relationship to Company: Officer

Nature / amount of interest in the transaction: $75,000

Material Terms: SAFE Note I & II Investment

Name of Entity: Conrad Oberbeck

Relationship to Company: Officer

Nature / amount of interest in the transaction: $145,000

Material Terms: SAFE I Note Investment

OUR SECURITIES

Our Company Securities
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The company has authorized Common Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,749 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $620,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Notes.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Hang Obi, Inc. was formed on December 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hang Obi, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hangobi Beverages is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 28, 2023.

Hang Obi, Inc.

By /s/ *Conrad Oberbeck*

    Name: <u>Hang Obi Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Monthly Performance Report

Hang Obi Inc
December 2022

Published on 24 Mar 2022

KPI Results

	RESULT		TREND
A PROFITABILITY	DEC 2022	NOV 2022	vs NOV 2022
Gross Revenue	$5,866	$5,819	▲ 0.8%
Net Revenue	$6,665	$6,169	▲ 8%
Gross Profit $	($7,263)	($763)	▼ -851.5%
Gross Profit Margin	-108.97%	-12.37%	▼ -96.59%
Logistics & Fulfillment *	$9,118	$4,397	▲ 107.4%
Contribution Margin $	($16,381)	($5,160)	▼ -217.5%
Contribution Margin %	-245.8%	-83.6%	▼ -162.1%
Selling Costs *	$0	$0	$0
Advertising & Marketing *	$8,532	$8,862	▼ -3.7%
General & Administrative Expenses *	$35,345	$22,083	▲ 60.1%
Research & Development *	$420	$135	▲ 211.1%
Total Fixed Expenses *	$47,871	$50,500	▼ -5.2%
Operating Profit $	($64,253)	($55,660)	▼ -15.4%
Operating Profit Margin	-964%	-902.22%	▼ -61.78%
B ACTIVITY			
Inventory Days *	268 days	512 days	▼ -244 days
C LIQUIDITY			
Current Ratio	7.02:1	10.79:1	▼ -3.76:1
Quick Ratio	1.99:1	3.42:1	▼ -1.42:1
D CASH FLOW			
Operating Cash Flow	($58,323)	($33,548)	▼ -73.9%
Free Cash Flow	($58,323)	($33,548)	▼ -73.9%
Net Cash Flow	($7,160)	$13,194	▼ ($20,353)
Cash on Hand	$47,701	$54,860	▼ -13.1%
E GROWTH			
Revenue Growth	8.04%	55.88%	▼ -47.84%
Expense Change *	3.81%	103.98%	▼ -100.17%
Gross Profit Growth	-851.54%	-122.71%	▼ -728.83%
Operating Profit Growth	-15.44%	-136.33%	▲ 120.89%

* For this metric, a result below target is favourable

KPIs (Last 3 months)	Oct 2022	Nov 2022	Dec 2022	Total
Gross Revenue	$3,741	$5,819	$5,866	$15,427
Net Revenue	$3,958	$6,169	$6,665	$16,792
Gross Profit $	$3,360	($763)	($7,263)	($4,666)
Gross Profit Margin	84.91%	-12.37%	-108.97%	-27.79%
Logistics & Fulfillment	$3,982	$4,397	$9,118	$17,497
Contribution Margin $	($622)	($5,160)	($16,381)	($22,163)
Contribution Margin %	-15.7%	-83.6%	-245.8%	-132.0%
Selling Costs	$0	$0	$0	$0
Advertising & Marketing	$5,804	$8,862	$8,532	$23,199
G&A Expenses	$11,694	$22,083	$35,345	$69,122
Research & Development	$0	$135	$420	$555
Total Fixed Expenses	$22,931	$50,500	$47,871	$121,302
Operating Profit $	($23,552)	($55,660)	($64,253)	($143,465)
Operating Profit Margin	-595.11%	-902.22%	-964.00%	-854.36%
Expense-to-Revenue Ratio	695.11%	1,002.22%	1,064.00%	954.36%
Revenue Growth	-76.71%	55.88%	8.04%	8,413.32%
Gross Profit Growth	834.28%	-122.71%	-851.54%	-3,835.33%
Operating Profit Growth	60.60%	-136.33%	-15.44%	-130.79%

KPIs (Last 12 Months)	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Gross Revenue	$0	$3,640	$7,087	$5,650	$12,237	$6,382	$4,337	$6,421	$17,038	$3,741	$5,819	$5,866	$78,219
Net Revenue	$0	$4,255	$8,366	$5,548	$14,115	$6,135	$4,364	$6,330	$16,996	$3,958	$6,169	$6,665	$82,901
Gross Profit $	$0	$2,914	$6,417	$3,992	$7,827	$3,415	($3,725)	($2,919)	($458)	$3,360	($763)	($7,263)	$12,797
Gross Profit Margin	-	68.48%	76.70%	71.95%	55.45%	55.67%	-85.36%	-46.12%	-2.69%	84.91%	-12.37%	-108.97%	15.44%
Logistics & Fulfillment	$0	$130	$2,685	$6,630	$6,602	$12,133	$2,541	$9,423	$5,166	$3,982	$4,397	$9,118	$62,808
Contribution Margin $	$0	$2,784	$3,732	($2,639)	$1,225	($8,718)	($6,266)	($12,342)	($5,623)	($622)	($5,160)	($16,381)	($50,011)
Contribution Margin %	-	65.4%	44.6%	-47.6%	8.7%	-142.1%	-143.6%	-195.0%	-33.1%	-15.7%	-83.6%	-245.8%	-60.3%
Selling Costs	$0	$0	$0	$0	$0	$0	$0	$9,000	$0	$0	$0	$0	$9,000
Advertising & Marketing	$0	$171	$12,070	$13,627	$23,564	$9,135	$12,533	$11,210	$7,872	$5,804	$8,862	$8,532	$113,381
General & Administrative Expenses	$2,008	$9,312	$4,394	$11,973	$43,858	$24,331	$28,826	$25,572	$26,506	$11,694	$22,083	$35,345	$245,900
Research & Development	$9,115	$25,758	$3,871	$0	$0	$0	$0	$0	$0	$0	$135	$420	$39,299
Total Fixed Expenses	$11,123	$35,241	$20,335	$26,835	$67,585	$35,457	$43,741	$47,850	$54,148	$22,931	$50,500	$47,871	$463,617
Operating Profit $	($11,123)	($32,457)	($16,603)	($29,474)	($66,360)	($44,175)	($50,007)	($60,192)	($59,772)	($23,552)	($55,660)	($64,253)	($0.51)M
Operating Profit Margin	-	-762.82%	-198.46%	-531.24%	-470.13%	-720.10%	-1,145.8%	-950.94%	-351.68%	-595.11%	-902.22%	-964.00%	-619.57%
Expense-to-Revenue Ratio	-	862.82%	298.46%	631.24%	570.13%	820.10%	1,245.8%	1,050.9%	451.68%	695.11%	1,002.2%	1,064.0%	719.57%
Revenue Growth	100.00%	-	96.63%	-33.68%	154.42%	-56.54%	-28.86%	45.03%	168.51%	-76.71%	55.88%	8.04%	-
Gross Profit Growth	100.00%	-	120.23%	-37.79%	96.08%	-56.37%	-209.09%	21.64%	84.32%	834.28%	-122.71%	-851.54%	-
Operating Profit Growth	63.79%	-191.80%	48.85%	-77.52%	-125.15%	33.43%	-13.20%	-20.37%	0.70%	60.60%	-136.33%	-15.44%	-547.57%

Revenue Analysis

TOTAL REVENUE

$6,665

▲ 8% from last month

LAST MONTH (Nov 22)

$6,169

REVENUE (2022)

$82,901

▲ $82,901 from last year (YTD)



Last 6 months

■ Revenue ■ Total Cost of Sales

Cumulative Revenue

■ Revenue + Rolling average ■ Last Year

Profitability

REVENUE	EXPENSES TO REVENUE RATIO	MARGIN OF SAFETY

$6,665

▲ 8% from last month

A measure of the total amount of money received by the company for goods sold or services provided.

1,064%

▲ 61.78% from last month

A measure of how efficiently the business is conducting its operations.

-

The breakeven safety margin represents the gap between the actual revenue level and the breakeven point.



Breakeven
A breakeven point cannot be calculated when variable expenses equal or exceed revenue.

REVENUE
$0

TOTAL COSTS
$0

BREAKEVEN POINT
—

MARGIN OF SAFETY
—

VARIABLE COSTS
$0.00 PER $1 OF REVENUE

FIXED COSTS
$0

Profitability can be further improved by improving price, volume, cost of sales and operating expense management.

Top 10 Revenue Accounts

Sales of Product Income	$5,866
Shipping income	$1,336
Discounts	($537)

Top 10 Expense Accounts

Business Consulting	$26,049
Freight Out	$8,375
Legal	$7,000
Social Media	$4,233
Digital Media	$3,020
Fundraise Marketing & Support	$1,745
Podcast Ad Read	$1,647
Accounting & Finance	$1,400
Product Samples	$1,148
Merchant Account Fees	$744



Cash Flow

OPERATING CASH FLOW

($58,323)

Operating cash flow is simply the cash generated by the operating activities of the business. Operating activities include the production, sales and delivery of the company's product and/or services as well as collecting payment from its customers and making payments to suppliers.

FREE CASH FLOW

($58,323)

Free cash flow is the cash generated by the business, after paying its expenses and investing for future growth. It is the cash left after subtracting capital expenditure from operating cash flow. The term "free cash flow" is used because this cash is free to be paid back to the suppliers of capital.

NET CASH FLOW

($7,160)

Net cash flow is the cash left after subtracting expenditures from financing activities from the free cash flow. This includes the cash impact from financing activities. Financing activities include the inflow of cash from investors such as banks or shareholders, as well as the outflow of cash to shareholders as dividends.

Cash Received / Cash Spent

add:	Revenue	$6,665
less:	Cost of Sales	($13,928)
less:	Expenses	($56,990)
add:	Other Income	$0
less:	Cash Tax Paid	$0
add:	Change in Accounts Payable	$7,200
add:	Change in Other Current Liabilities	$660
less:	Change in Accounts Receivable	$0
less:	Change in Inventory	($1,931)
less:	Change in Work In Progress	$0
less:	Change in Other Current Assets	$0
OPERATING CASH FLOW		**($58,323)**
less:	Change in Fixed Assets (ex. Depn and Amort)	$0
less:	Change in Intangible Assets	$0
less:	Change in Investment or Other Non-Current Assets	$0
FREE CASH FLOW		**($58,323)**
less:	Net Interest (after tax)	$0
add:	Change in Other Non-Current Liabilities	$32,200
less:	Dividends	$0
add:	Change in Retained Earnings and Other Equity	$18,964
less:	Adjustments	$0
NET CASH FLOW		**($7,160)**

Net Cash Flow can also be calculated as:

Change in Cash on Hand ($7,160) (Open: $54,860, Close: $47,701) — **Change in Debt** $0 (Open: $0, Close: $0)

Financials Variance Analysis

PROFIT & LOSS	Dec 2022	Nov 2022	This month vs last month ($)	This month vs last month (%)
Revenue				
Revenue				
Sales of Product Income	$5,866	$5,819	$47	0.81%
Shipping income	$1,336	$950	$386	40.69%
Total Revenue	**$7,202**	**$6,769**	**$434**	**6.41%**
Deductions to Revenue				
Discounts				
Discounts	($537)	($506)	($31)	-6.14%
Refunds / Returns	$0	($93)	$93	100.00%
Total Deductions to Revenue	**($537)**	**($599)**	**$62**	**10.39%**
Total Revenue	**$6,665**	**$6,169**	**$496**	**8.04%**
Cost of Sales				
Product Cost	$2,075	$2,562	($487)	-19.02%
Inventory Adjustments	$11,853	$4,370	$7,483	171.22%
Total Cost of Sales	**$13,928**	**$6,933**	**$6,995**	**100.91%**
Gross Profit	**($7,263)**	**($763)**	**($6,499)**	**-851.54%**
Expenses				
Logistics & Fulfillment				
Freight Out	$8,375	$3,532	$4,842	137.09%
Merchant Account Fees	$744	$865	($121)	-13.98%
Total Logistics & Fulfillment	**$9,118**	**$4,397**	**$4,721**	**107.38%**
Advertising & Marketing				
Digital Media	$3,020	$0	$3,020	-
Events/Trade Shows	$0	$45	($45)	-100.00%
General Marketing	$132	$1,362	($1,230)	-90.30%
Printing & Promotional	$0	$266	($266)	-100.00%
Product Samples	$1,148	$2,672	($1,525)	-57.06%
Social Media	$4,233	$4,517	($284)	-6.28%
Total Advertising & Marketing	**$8,532**	**$8,862**	**($330)**	**-3.73%**
General & Administrative Expenses				
Insurance	$408	$1,965	($1,557)	-79.23%
Professional Services				
Accounting & Finance	$1,400	$1,400	$0	0.00%
Business Consulting	$26,049	$18,350	$7,699	41.96%
Legal	$7,000	$0	$7,000	-
Total Professional Services	**$34,449**	**$19,750**	**$14,699**	**74.43%**
Software	$431	$298	$133	44.76%
Travel	$57	$70	($13)	-18.62%
Total General & Administrative Expenses	**$35,345**	**$22,083**	**$13,263**	**60.06%**
Research & Development				
Product Development	$420	$135	$285	211.11%
Podcast Ad Read	$1,647	$1,647	$0	0.00%
Shipping	$183	$881	($698)	-79.23%
Fundraise Marketing & Support	$1,745	$16,792	($15,048)	-89.61%
Storage	$0	$101	($101)	-100.00%
Total Expenses	**$56,990**	**$54,897**	**$2,093**	**3.81%**
Operating Profit	**($64,253)**	**($55,660)**	**($8,592)**	**-15.44%**
Net Income	**($64,253)**	**($55,660)**	**($8,592)**	**-15.44%**

BALANCE SHEET	Dec 2022	Nov 2022	This month vs last month ($)	This month vs last month (%)
ASSETS				
Cash & Equivalents				
Chase Checking *5552	$47,130	$54,406	($7,277)	-13.37%
Shopify Clearing	$613	$445	$168	37.87%
Amazon Clearing	($42)	$9	($51)	-561.20%
Total Cash & Equivalents	**$47,701**	**$54,860**	**($7,160)**	**-13.05%**
Inventory				
Inventory	$120,334	$118,403	$1,931	1.63%
Total Current Assets	**$168,034**	**$173,263**	**($5,229)**	**-3.02%**
Fixed Assets				
Accumulated Amortization	($1,198)	($1,198)	$0	0.00%
Intangible Assets				
Organizational Costs	$30,800	$30,800	$0	0.00%
Total Non-Current Assets	**$29,602**	**$29,602**	**$0**	**0.00%**
Total Assets	**$197,636**	**$202,865**	**($5,229)**	**-2.58%**
LIABILITIES				
Accounts Payable				
Accounts Payable (A/P)	$21,700	$14,500	$7,200	49.66%
Other Current Liabilities				
Chase Card *8193	$2,393	$1,159	$1,234	106.52%
Sales Tax Payable	($169)	$405	($574)	-141.78%
Total Other Current Liabilities	**$2,224**	**$1,564**	**$660**	**42.21%**
Total Current Liabilities	**$23,924**	**$16,064**	**$7,860**	**48.93%**
Other Non-Current Liabilities				
Kabbage Loan	$32,200	$0	$32,200	-
Total Non-Current Liabilities	**$32,200**	**$0**	**$32,200**	**-**
Total Liabilities	**$56,124**	**$16,064**	**$40,060**	**249.38%**
EQUITY				
Retained Earnings				
Retained Earnings	($86,165)	($86,165)	$0	0.00%
Current Earnings				
Net Income	($513,628)	($449,376)	($64,253)	-14.30%
Other Equity				
Conrad Investment	$145,000	$145,000	$0	0.00%
SAFE Notes (1)	$375,500	$375,500	$0	0.00%
SAFE Notes (2)	$155,100	$155,100	$0	0.00%
StartEngine	$65,705	$46,742	$18,964	40.57%
Total Other Equity	**$741,305**	**$722,342**	**$18,964**	**2.63%**
Total Equity	**$141,512**	**$186,801**	**($45,289)**	**-24.24%**
Total Liabilities & Equity	**$197,636**	**$202,865**	**($5,229)**	**-2.58%**

Profit & Loss by Month

PROFIT & LOSS	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Revenue													
Revenue													
Sales of Product Income	$0	$3,640	$7,087	$5,650	$12,237	$6,382	$4,337	$6,421	$17,038	$3,741	$5,819	$5,866	$78,219
Shipping income	$0	$615	$1,827	$829	$936	$639	$438	$742	$714	$651	$950	$1,336	$9,678
Total Revenue	**$0**	**$4,255**	**$8,915**	**$6,480**	**$13,173**	**$7,021**	**$4,775**	**$7,163**	**$17,753**	**$4,392**	**$6,769**	**$7,202**	**$87,897**
Deductions to Revenue													
Discounts													
Discounts	$0	$0	($549)	($932)	($658)	($765)	($167)	($833)	($518)	($346)	($506)	($537)	($5,810)
Refunds / Returns	$0	$0	$0	$0	$0	($122)	($244)	$0	($238)	($89)	($93)	$0	($786)
Total Deductions to Revenue	**$0**	**$0**	**($549)**	**($932)**	**($658)**	**($887)**	**($411)**	**($833)**	**($756)**	**($435)**	**($599)**	**($537)**	**($6,596)**
Event Revenue	$0	$0	$0	$0	$1,601	$0	$0	$0	$0	$0	$0	$0	$1,601
Total Revenue	**$0**	**$4,255**	**$8,366**	**$5,548**	**$14,115**	**$6,135**	**$4,364**	**$6,330**	**$16,996**	**$3,958**	**$6,169**	**$6,665**	**$82,901**
Cost of Sales													
Product Cost	$0	$1,341	$1,949	$1,556	$6,288	$2,720	$1,478	$2,637	$9,322	$1,352	$2,562	$2,075	$33,280
Freight In	$0	$0	$0	$0	$0	$0	$6,612	$6,612	$6,612	$0	$0	$0	$19,836
Inventory Adjustments	$0	$0	$0	$0	$0	$0	$0	$0	$1,520	($755)	$4,370	$11,853	$16,988
Total Cost of Sales	**$0**	**$1,341**	**$1,949**	**$1,556**	**$6,288**	**$2,720**	**$8,090**	**$9,249**	**$17,454**	**$597**	**$6,933**	**$13,928**	**$70,105**
Gross Profit	**$0**	**$2,914**	**$6,417**	**$3,992**	**$7,827**	**$3,415**	**($3,725)**	**($2,919)**	**($458)**	**$3,360**	**($763)**	**($7,263)**	**$12,797**
Expenses													
Logistics & Fulfillment													
Freight Out	$0	$0	$2,419	$6,452	$6,387	$11,078	$2,295	$8,649	$4,548	$3,524	$3,532	$8,375	$57,258
Merchant Account Fees	$0	$130	$266	$179	$215	$1,056	$246	$599	$618	$458	$865	$744	$5,375
Warehouse / Fulfillment	$0	$0	$0	$0	$0	$0	$0	$175	$0	$0	$0	$0	$175
Total Logistics & Fulfillment	**$0**	**$130**	**$2,685**	**$6,630**	**$6,602**	**$12,133**	**$2,541**	**$9,423**	**$5,166**	**$3,982**	**$4,397**	**$9,118**	**$62,808**
Selling Costs													
Broker Commissions & Fees	$0	$0	$0	$0	$0	$0	$0	$9,000	$0	$0	$0	$0	$9,000
Advertising & Marketing													
Digital Media	$0	$0	$5,000	$25	$319	$407	$20	$118	$324	$0	$0	$3,020	$9,232
Events/Trade Shows	$0	$0	$0	$0	$0	$84	$3,500	$0	$400	$0	$45	$0	$4,029
General Marketing	$0	$0	$0	$2,080	$0	$2	$454	$1,814	$979	$964	$1,362	$132	$7,787
Printing & Promotional	$0	$0	$3,500	$3,500	$3,500	$3,500	$3,500	$907	$192	$0	$266	$0	$18,864
Product Samples	$0	$126	$1,525	$739	$1,889	$550	$1,504	$645	$2,255	$519	$2,672	$1,148	$13,571
Social Media	$0	$45	$2,045	$7,284	$17,856	$4,592	$3,555	$7,728	$3,722	$4,322	$4,517	$4,233	$59,899
Total Advertising & Marketing	**$0**	**$171**	**$12,070**	**$13,627**	**$23,564**	**$9,135**	**$12,533**	**$11,210**	**$7,872**	**$5,804**	**$8,862**	**$8,532**	**$113,381**
General & Administrative Expenses													
Bank Charges & Fees	$50	$150	$65	$30	$15	$0	$15	$60	$15	$25	$0	$0	$425

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Charitable Contributions	$0	$0	$0	$0	$1,000	$0	$0	$0	$0	$0	$0	$0	$1,000
Insurance	$181	$181	$181	$181	$181	$181	$181	$186	$186	$186	$1,965	$408	$4,196
Meals & Entertainment	$0	$0	$0	$0	$0	$0	$0	$0	$0	$36	$0	$0	$36
Professional Services													
Accounting & Finance	$1,582	$1,465	$1,531	$1,251	$1,172	$1,158	$1,155	$3,640	$2,689	$1,647	$1,400	$1,400	$20,090
Business Consulting	$0	$2,500	$2,500	$10,350	$39,785	$22,850	$26,717	$20,350	$21,350	$8,350	$18,350	$26,049	$199,152
Legal	$0	$375	$0	$0	$0	$0	$540	$420	$1,106	$0	$0	$7,000	$9,441
Total Professional Services	**$1,582**	**$4,340**	**$4,031**	**$11,601**	**$40,957**	**$24,008**	**$28,413**	**$24,410**	**$25,145**	**$9,997**	**$19,750**	**$34,449**	**$228,683**
Software	$195	$95	$117	$111	$1,655	$142	$166	$515	$361	$366	$298	$431	$4,452
Taxes & Licenses	$0	$3,301	$0	$50	$50	$0	$52	$0	$0	$0	$0	$0	$3,453
Travel	$0	$1,244	$0	$0	$0	$0	$0	$401	$799	$1,083	$70	$57	$3,654
Total General & Administrative Expenses	**$2,008**	**$9,312**	**$4,394**	**$11,973**	**$43,858**	**$24,331**	**$28,826**	**$25,572**	**$26,506**	**$11,694**	**$22,083**	**$35,345**	**$245,900**
Research & Development													
Product Development	$7,109	$23,008	$3,871	$0	$0	$0	$0	$0	$0	$0	$135	$420	$34,543
Website Development	$2,007	$2,750	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$4,757
Total Research & Development	**$9,115**	**$25,758**	**$3,871**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$135**	**$420**	**$39,299**
Podcast Ad Read	$0	$0	$0	$1,235	$0	$1,647	$1,647	$1,647	$1,647	$1,400	$1,647	$1,647	$12,515
Shipping	$0	$0	$0	$0	$163	$344	$736	$421	$695	$283	$881	$183	$3,706
Fundraise Marketing & Support	$0	$0	$0	$0	$0	$0	$0	$0	$3,750	$3,750	$16,792	$1,745	$26,037
Research & Development	$0	$0	$0	$0	$0	$0	$0	$0	$13,679	$0	$0	$0	$13,679
Storage	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$101	$0	$101
Total Expenses	**$11,123**	**$35,370**	**$23,020**	**$33,465**	**$74,187**	**$47,590**	**$46,282**	**$57,273**	**$59,314**	**$26,913**	**$54,897**	**$56,990**	**$526,425**
Operating Profit	**($11,123)**	**($32,457)**	**($16,603)**	**($29,474)**	**($66,360)**	**($44,175)**	**($50,007)**	**($60,192)**	**($59,772)**	**($23,552)**	**($55,660)**	**($64,253)**	**($513,628)**
Net Income	**($11,123)**	**($32,457)**	**($16,603)**	**($29,474)**	**($66,360)**	**($44,175)**	**($50,007)**	**($60,192)**	**($59,772)**	**($23,552)**	**($55,660)**	**($64,253)**	**($513,628)**

Management Report

Hang Obi Inc
For the period ended December 31, 2021



Prepared by
Accountfully LLC

Prepared on
January 18, 2022

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
Total Income	
COST OF GOODS SOLD	
5000 Cost of Goods Sold	
5005 Product Cost	83.43
Packaging	750.00
Total 5000 Cost of Goods Sold	**833.43**
Total Cost of Goods Sold	**833.43**
GROSS PROFIT	**-833.43**
EXPENSES	
6000 Logistics & Fulfillment	
Merchant Account Fees	6.77
Total 6000 Logistics & Fulfillment	**6.77**
7000 Advertising & Marketing	
Digital Media	320.76
Printing & Promotional	1,686.60
Social Media	685.99
Total 7000 Advertising & Marketing	**2,693.35**
8000 General & Administrative Expenses	
Bank Charges & Fees	450.00
Insurance	1,106.19
Late Fees & Penalties	149.64
Office Supplies	107.73
Professional Services	
Accounting & Finance	6,542.50
Business Consulting	22,312.48
Legal	35,799.55
Total Professional Services	**64,654.53**
Software	832.78
Travel	857.14
Total 8000 General & Administrative Expenses	**68,158.01**
8500 Research & Development	
Product Development	37,576.94
Website Development	482.47
Total 8500 Research & Development	**38,059.41**
Total Expenses	**108,917.54**
NET OPERATING INCOME	**-109,750.97**
OTHER EXPENSES	
Organization Costs	6,849.00
Total Other Expenses	**6,849.00**
NET OTHER INCOME	**-6,849.00**

	Total
NET INCOME	$ -116,599.97

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking *5552	103,389.54
Total Bank Accounts	**103,389.54**
Other Current Assets	
Inventory	151,715.87
Total Other Current Assets	**151,715.87**
Total Current Assets	**255,105.41**
TOTAL ASSETS	**$255,105.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Card *8193	1,705.38
Total Credit Cards	**1,705.38**
Total Current Liabilities	**1,705.38**
Total Liabilities	**1,705.38**
Equity	
Capital Contributed	
Conrad Investment	145,000.00
SAFE Notes	225,000.00
Total Capital Contributed	**370,000.00**
Retained Earnings	
Net Income	-116,599.97
Total Equity	**253,400.03**
TOTAL LIABILITIES AND EQUITY	**$255,105.41**

Profit and Loss by Month

January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
INCOME													
4000 Revenue													0.00
Sales of Product Income				24.00				60.00	120.00			-204.00	0.00
Shipping income				1.00				3.00	5.99			-9.99	0.00
Total 4000 Revenue				**25.00**				**63.00**	**125.99**			**-213.99**	**0.00**
4500 Deductions to Revenue													0.00
Discounts									-12.00			12.00	0.00
Total 4500 Deductions to Revenue									**-12.00**			**12.00**	**0.00**
Total Income	**0.00**	**0.00**	**0.00**	**25.00**	**0.00**	**0.00**	**0.00**	**63.00**	**113.99**	**0.00**	**0.00**	**-201.99**	**0.00**
COST OF GOODS SOLD													
5000 Cost of Goods Sold													0.00
5005 Product Cost				22.23				20.40	40.80				83.43
Packaging								750.00					750.00
Total 5000 Cost of Goods Sold				**22.23**				**770.40**	**40.80**				**833.43**
Total Cost of Goods Sold	**0.00**	**0.00**	**0.00**	**22.23**	**0.00**	**0.00**	**0.00**	**770.40**	**40.80**	**0.00**	**0.00**	**0.00**	**833.43**
GROSS PROFIT	**0.00**	**0.00**	**0.00**	**2.77**	**0.00**	**0.00**	**0.00**	**-707.40**	**73.19**	**0.00**	**0.00**	**-201.99**	**-833.43**
EXPENSES													
6000 Logistics & Fulfillment													0.00
Merchant Account Fees				1.03				2.13	3.61				6.77
Total 6000 Logistics & Fulfillment				**1.03**				**2.13**	**3.61**				**6.77**
7000 Advertising & Marketing													0.00
Digital Media					320.76								320.76
Printing & Promotional					182.34							1,504.26	1,686.60
Social Media					619.29	66.70							685.99
Total 7000 Advertising & Marketing					**1,122.39**	**66.70**						**1,504.26**	**2,693.35**
8000 General & Administrative Expenses													0.00
Bank Charges & Fees	40.00	25.00	25.00	65.00	25.00	65.00		30.00	50.00	25.00	25.00	75.00	450.00
Insurance									563.70	180.83	180.83	180.83	1,106.19
Late Fees & Penalties				39.00		39.00		32.64			39.00		149.64
Office Supplies				107.73									107.73
Professional Services													0.00
Accounting & Finance									2,640.00	1,140.00	1,591.25	1,171.25	6,542.50
Business Consulting						3,500.00		3,850.00	3,850.00	4,350.00	3,850.00	2,912.48	22,312.48
Legal	11,415.00				599.00							23,785.55	35,799.55
Total Professional Services	**11,415.00**				**599.00**	**3,500.00**		**3,850.00**	**6,490.00**	**5,490.00**	**5,441.25**	**27,869.28**	**64,654.53**
Software					92.52	16.32	16.32	556.32	16.32	16.32	16.32	102.34	832.78
Travel												857.14	857.14
Total 8000 General & Administrative Expenses	**11,455.00**	**25.00**	**25.00**	**211.73**	**716.52**	**3,620.32**	**16.32**	**4,468.96**	**7,120.02**	**5,712.15**	**5,702.40**	**29,084.59**	**68,158.01**
8500 Research & Development													0.00
Product Development			8,000.00	5,000.00	3,584.85	550.00			420.00		20,022.09		37,576.94
Website Development		312.00		144.53					6.32	6.54	6.54	6.54	482.47
Total 8500 Research & Development		**312.00**	**8,000.00**	**5,144.53**	**3,584.85**	**550.00**			**426.32**	**6.54**	**20,028.63**	**6.54**	**38,059.41**
Total Expenses	**11,455.00**	**337.00**	**8,025.00**	**5,357.29**	**5,423.76**	**4,237.02**	**16.32**	**4,471.09**	**7,549.95**	**5,718.69**	**25,731.03**	**30,595.39**	**108,917.54**
NET OPERATING INCOME	**-11,455.00**	**-337.00**	**-8,025.00**	**-5,354.52**	**-5,423.76**	**-4,237.02**	**-16.32**	**-5,178.49**	**-7,476.76**	**-5,718.69**	**-25,731.03**	**-30,797.38**	**-109,750.97**
OTHER EXPENSES													
Organization Costs								6,849.00					6,849.00
Total Other Expenses	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**6,849.00**	**0.00**	**0.00**	**0.00**	**0.00**	**6,849.00**
NET OTHER INCOME	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-6,849.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-6,849.00**
NET INCOME	**$ -11,455.00**	**$ -337.00**	**$ -8,025.00**	**$ -5,354.52**	**$ -5,423.76**	**$ -4,237.02**	**$ -16.32**	**$ -12,027.49**	**$ -7,476.76**	**$ -5,718.69**	**$ -25,731.03**	**$ -30,797.38**	**$ -116,599.97**

B/S YTD by Month

As of December 31, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
ASSETS												
Current Assets												
Bank Accounts												
Chase Checking *5552	16,545.00	14,836.00	6,811.00	36,990.00	31,679.07	25,357.25	25,357.25	298,166.52	237,439.50	162,081.71	143,122.04	103,389.54
SquareSpace Clearing				23.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	**16,545.00**	**14,836.00**	**6,811.00**	**37,013.97**	**31,679.07**	**25,357.25**	**25,357.25**	**298,166.52**	**237,439.50**	**162,081.71**	**143,122.04**	**103,389.54**
Other Current Assets												
Due To/From BCV Inc (Parent Co)	2,000.00	3,684.00	3,684.00	3,089.00	4,839.00	4,839.00	4,839.00	0.00	0.00	0.00	0.00	0.00
Due To/From Other Entity	2,000.00	2,000.00	2,000.00	2,000.00	2,010.00	2,010.00	2,010.00	0.00	0.00	0.00	0.00	0.00
Inventory				-22.23	-22.23	-22.23	-22.23	-42.63	78,650.27	141,098.23	141,098.23	151,715.87
Total Other Current Assets	**4,000.00**	**5,684.00**	**5,684.00**	**5,066.77**	**6,826.77**	**6,826.77**	**6,826.77**	**-42.63**	**78,650.27**	**141,098.23**	**141,098.23**	**151,715.87**
Total Current Assets	**20,545.00**	**20,520.00**	**12,495.00**	**42,080.74**	**38,505.84**	**32,184.02**	**32,184.02**	**298,123.89**	**316,089.77**	**303,179.94**	**284,220.27**	**255,105.41**
TOTAL ASSETS	**$20,545.00**	**$20,520.00**	**$12,495.00**	**$42,080.74**	**$38,505.84**	**$32,184.02**	**$32,184.02**	**$298,123.89**	**$316,089.77**	**$303,179.94**	**$284,220.27**	**$255,105.41**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)									420.00	-6,794.00	0.00	0.00
Total Accounts Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**420.00**	**-6,794.00**	**0.00**	**0.00**
Credit Cards												
Chase Card *8193		312.00	312.00	252.26	2,101.12	16.32	32.64	0.00	22.64	45.50	22.86	1,705.38
Total Credit Cards	**0.00**	**312.00**	**312.00**	**252.26**	**2,101.12**	**16.32**	**32.64**	**0.00**	**22.64**	**45.50**	**22.86**	**1,705.38**
Total Current Liabilities	**0.00**	**312.00**	**312.00**	**252.26**	**2,101.12**	**16.32**	**32.64**	**0.00**	**442.64**	**-6,748.50**	**22.86**	**1,705.38**
Total Liabilities	**0.00**	**312.00**	**312.00**	**252.26**	**2,101.12**	**16.32**	**32.64**	**0.00**	**442.64**	**-6,748.50**	**22.86**	**1,705.38**
Equity												
Capital Contributed												
Conrad Investment	32,000.00	32,000.00	32,000.00	67,000.00	67,000.00	67,000.00	67,000.00	145,000.00	145,000.00	145,000.00	145,000.00	145,000.00
SAFE Notes								200,000.00	225,000.00	225,000.00	225,000.00	225,000.00
Total Capital Contributed	**32,000.00**	**32,000.00**	**32,000.00**	**67,000.00**	**67,000.00**	**67,000.00**	**67,000.00**	**345,000.00**	**370,000.00**	**370,000.00**	**370,000.00**	**370,000.00**
Retained Earnings												
Net Income	-11,455.00	-11,792.00	-19,817.00	-25,171.52	-30,595.28	-34,832.30	-34,848.62	-46,876.11	-54,352.87	-60,071.56	-85,802.59	-116,599.97
Total Equity	**20,545.00**	**20,208.00**	**12,183.00**	**41,828.48**	**36,404.72**	**32,167.70**	**32,151.38**	**298,123.89**	**315,647.13**	**309,928.44**	**284,197.41**	**253,400.03**
TOTAL LIABILITIES AND EQUITY	**$20,545.00**	**$20,520.00**	**$12,495.00**	**$42,080.74**	**$38,505.84**	**$32,184.02**	**$32,184.02**	**$298,123.89**	**$316,089.77**	**$303,179.94**	**$284,220.27**	**$255,105.41**

Statement of Cash Flows Last Month

December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-30,797.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-10,617.64
Chase Card *8193	1,682.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,935.12**
Net cash provided by operating activities	**-39,732.50**
NET CASH INCREASE FOR PERIOD	**-39,732.50**
Cash at beginning of period	143,122.04
CASH AT END OF PERIOD	**$103,389.54**

Statement of Cash Flows YTD

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-116,599.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-151,715.87
Chase Card *8193	1,705.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-150,010.49**
Net cash provided by operating activities	**-266,610.46**
FINANCING ACTIVITIES	
Capital Contributed:Conrad Investment	145,000.00
Capital Contributed:SAFE Notes	225,000.00
Net cash provided by financing activities	**370,000.00**
NET CASH INCREASE FOR PERIOD	**103,389.54**
CASH AT END OF PERIOD	**$103,389.54**

Statement of Cash Flows by Month
January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
OPERATING ACTIVITIES													
Net Income	-11,455.00	-337.00	-8,025.00	-5,354.52	-5,423.76	-4,237.02	-16.32	-12,027.49	-7,476.76	-5,718.69	-25,731.03	-30,797.38	-116,599.97
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
Due To/From BCV Inc (Parent Co)	-2,000.00	-1,684.00		595.00	-1,750.00	0.00		4,839.00					0.00
Due To/From Other Entity	-2,000.00				-10.00			2,010.00			0.00		0.00
Inventory				22.23				20.40	-78,692.90	-62,447.96		-10,617.64	-151,715.87
Accounts Payable (A/P)									420.00	-7,214.00	6,794.00	0.00	0.00
Chase Card *8193		312.00		-59.74	1,848.86	-2,084.80	16.32	-32.64	22.64	-22.86	-22.64	1,682.52	1,705.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-4,000.00	-1,372.00		557.49	88.86	-2,084.80	16.32	6,836.76	-78,250.26	-69,639.10	6,771.36	-8,935.12	-150,010.49
Net cash provided by operating activities	-15,455.00	-1,709.00	-8,025.00	-4,797.03	-5,334.90	-6,321.82	0.00	-5,190.73	-85,727.02	-75,357.79	-18,959.67	-39,732.50	-266,610.46
FINANCING ACTIVITIES													
Capital Contributed Conrad Investment	32,000.00			35,000.00				78,000.00					145,000.00
Capital Contributed SAFE Notes								200,000.00	25,000.00				225,000.00
Net cash provided by financing activities	32,000.00	0.00	0.00	35,000.00	0.00	0.00	0.00	278,000.00	25,000.00	0.00	0.00	0.00	370,000.00
NET CASH INCREASE FOR PERIOD	16,545.00	-1,709.00	-8,025.00	30,202.97	-5,334.90	-6,321.82	0.00	272,809.27	-60,727.02	-75,357.79	-18,959.67	-39,732.50	103,389.54

CERTIFICATION

I, Conrad Oberbeck, Principal Executive Officer of Hang Obi, Inc., hereby certify that the financial statements of Hang Obi, Inc. included in this Report are true and complete in all material respects.

Conrad Oberbeck

CEO